UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM U-9C-3

AMENDMENT NO. 1

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended March 31, 2003

AGL Resources Inc.

(Name of registered holding company)

Ten Peachtree Place

Atlanta, Georgia 30309

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Richard T. O’Brien

Executive Vice President and Chief Financial Officer

AGL Resources Inc.

Ten Peachtree Place

Atlanta, Georgia 30309

404-584-9470

This Amendment No. 1 to AGL Resources Inc.’s Quarterly Report on Form U-9C-3 for the period ended March 31, 2003 is being filed solely to amend Item 6 and to include Exhibit IV(c) and Exhibit V, which AGL Resources Inc. did not submit under a confidential treatment request. No other revisions have been made to AGL Resources Inc.’s Quarterly Report on Form U-9C-3 filed on May 30, 2003.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit I	Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; GNG, and AGL Peaking as of March 31, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit Ia	Balance Sheet of SouthStar as of March 31, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit II	Income Statement for the Three Months Ended March 31, 2003 for Sequent; SEM; Southeastern LNG, Inc.; GNG and AGL Peaking (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit IIa	Income Statement for the Three Months Ended March 31, 2003 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit III	The certificate as to filing with interested state commissions (Exhibit III, AGL Resources Inc. Form U-9C-3 for the quarter ended March 31, 2003, as filed with the Commission on May 30, 2003)
Exhibit IV	(a)

Agreement dated July 1, 1996, by and between Atlanta Gas Light Company and AGL Energy Services, Inc. (currently Sequent Energy Management, LLC) (the “1996 Agreement”), which was superseded by an agreement that was subsequently voided (Submitted under confidential treatment request pursuant to Rule 104(b))

(b) Letter dated March 30, 2002, from Atlanta Gas Light Company to Sequent Energy Management, LP, which modifies the 1996 Agreement (Submitted under confidential treatment request pursuant to Rule 104(b))
(c) Standards of Conduct Agreement, dated July 2001, which governs the business relationship between Atlanta Gas Light Services and Sequent Energy Management, LP
Exhibit V	Gas Supply Asset Assignment and Agency Agreement, dated as of December 1, 2000, by and between Virginia Natural Gas, Inc. and AGL Energy Services, Inc. (currently Sequent Energy Management, LLC)
Exhibit VI

Gas Storage Bailment Agreement, entered into as of May 1, 2001, by and between Chattanooga Gas Company and Sequent Energy Management, LLC (Submitted under confidential treatment request pursuant to Rule 104(b))

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Richard T. O’Brien

Richard T. O’Brien
Executive Vice President and
Chief Financial Officer

June 4, 2003